

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

March 27, 2018

James M. Trimble
Interim Chief Executive Officer and President
Sailfish Energy Holdings Corporation
625 E. Kaliste Saloom Road
Lafayette, LA 70508

      Re: Sailfish Energy Holdings Corporation
             Amendment No. 2 to Registration Statement on Form S-4
             Filed March 15, 2018
             File No. 333-222341

Dear Mr. Trimble:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 21, 2018 letter.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 161

1.   The explanation provided in pro forma adjustment (h) does not appear to correspond to the increase in interest expense presented on the face of the pro forma statement of operations. For example, the adjustment to interest expense is shown as an increase; however, the explanation in the note states "Reflects the reduction to interest expense associated with…" Please revise as necessary, or advise how the explanation provided is related to the pro forma adjustment. In addition, please separately quantify each component of the adjustment within the note so that a reader can determine how the net adjustment was calculated.

<u>Unaudited Pro Forma Condensed Combined Balance Sheet, page 162</u>

2.   In response to prior comment 10, you explain that forma adjustment (m) related to estimated transaction costs not yet reflected in the historical financial statements of Talos Energy and Stone Energy was derived based on a review of historical expenses already incurred by Talos Energy and Stone Energy, the expected schedule to close the transactions, and contracted or otherwise expected venders' services and fees. Please tell us the amount identified as "expected venders services and fees," and provide further explanation as to why you believe these amounts are factually supportable.

<u>Executive Compensation, page 255</u>

<u>Employment Agreements, page 256</u>

3.   Please file the employment agreements for the individuals who will serve as the executive officers of New Talos.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration of the effective date of the pending registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director
                                        Office of Natural Resources

cc: Rebecca L. Tyler
        Akin Gump Strauss Hauer & Feld LLP